[LETTERHEAD OF CLIFFORD CHANCE US LLP]

July 11, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Morgan Stanley Series Funds Securities Act File No. 333-143505 Investment Company Act File No. 811-22075 Post-Effective Amendment No. 6

Dear Sir or Madam:

On behalf of the Morgan Stanley Series Funds, a Massachusetts business trust (the “Fund”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 6 (the “Amendment”) to the Fund’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 7 pursuant to the Investment Company Act of 1940, as amended, together with exhibits thereto.

This filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of adding the Morgan Stanley U.S. Multi-Cap Alpha Fund as a new portfolio of the Fund. We understand that we may expect comments on this filing in approximately 45 days.  We anticipate making a subsequent filing pursuant to Rule 485(b) under the 1933 Act to include all consents and opinions, as well as any other required information, in anticipation of going automatically effective on the 75th day after the date hereof.  No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 878-4931.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss